Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 333-232001

     Second QuarterEarnings Conference Call  Occidental Petroleum Corporation August 1, 2019

 2  Cautionary Statements  Forward-Looking StatementsThis presentation contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to statements about Occidental Petroleum Corporation’s (“Occidental”) expectations, beliefs, plans or forecasts. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, many of which involve factors or circumstances that are beyond Occidental’s control. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ and that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”). Additional factors related to the proposed transaction between Occidental and Anadarko Petroleum Corporation (“Anadarko”) appear in the definitive proxy statement/prospectus that is a part of Occidental’s registration statement on Form S-4, as amended (the “Registration Statement”), which was declared effective by the SEC on July 11, 2019, in connection with the proposed transaction between Occidental and Anadarko. Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this presentation and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.Additional Information and Where to Find ItIn connection with the proposed transaction with Anadarko, Occidental has filed with the SEC the Registration Statement, containing a prospectus of Occidental that also constitutes a proxy statement of Anadarko. Anadarko mailed a definitive proxy statement/prospectus to stockholders of Anadarko. In connection with the consent solicitation by Carl C. Icahn and certain related parties, Occidental has also filed with the SEC a consent revocation solicitation statement on Schedule 14A and mailed such consent revocation solicitation statement to stockholders of Occidental. This presentation is not a substitute for the proxy statement/prospectus or Registration Statement or other document Occidental and/or Anadarko has filed or may file with the SEC in connection with the proposed transaction between Occidental and Anadarko or a substitute for any consent revocation solicitation statement or other document that Occidental has filed or may file with the SEC in connection with any solicitation by Occidental. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE REGISTRATION STATEMENT, THE CONSENT REVOCATION SOLICITATION STATEMENT (INCLUDING, IN EACH CASE, ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY OCCIDENTAL AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAINIMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO, THE PROPOSED TRANSACTION AND ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by Occidental and Anadarko free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental and Anadarko are also available free of charge by accessing their websites at www.oxy.com and www.anadarko.com, respectively.ParticipantsThis presentation is neither a solicitation of a proxy or consent nor a substitute for any proxy statement or consent revocation solicitation statement or other filings that may be made with the SEC. Nonetheless, Occidental, Anadarko and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction between Occidental and Anadarko. In addition, Occidental, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to a solicitation by Occidental. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019 and in its Form 8-K which was filed with the SEC on July 15, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Anadarko’s executive officers and directors is available in Anadarko’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants is included in the Registration Statement, proxy statement/prospectus and is or will be included in other relevant documents filed with the SEC. These documents are or will be available free of charge from the sources indicated above.Use of non-GAAP Financial InformationThis presentation includes non-GAAP financial measures. Where available, reconciliations to comparable GAAP financial measures can be found on Occidental's website at www.oxy.com. Occidental is unable to provide a reconciliation of non-GAAP financial measures contained in this presentation that are presented on a forward-looking basis because Occidental is unable, without unreasonable efforts, to estimate and quantify the most directly comparable GAAP components, largely because predicting future operating results is subject to many factors outside of Occidental's control and not readily predictable and that are not part of Occidental's routine operating activities, including various domestic and international economic, regulatory, political and legal factors.Cautionary Note to U.S. InvestorsThe SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. Any reserve estimates provided in this presentation that are not specifically designated as being estimates of proved reserves may include "potential" reserves and/or other estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC’s latest reserve reporting guidelines. U.S. investors are urged to consider closely the oil and gas  disclosures in our 2018 Form 10-K and other reports and filings with the SEC. Copies are available from the SEC and through our website, www.oxy.com.

         3  Occidental Petroleum  Second Quarter HighlightsFinancial Summary and GuidanceTransaction Update & Closing Remarks

2Q19 Highlights

Return of Cash	Returned $600 MM (33% of CFFO before working capital) through dividend
Dividend	Increased dividend for 17th consecutive year
CROCE	Continuing to deliver top tier returns with CROCE[1] of 22%
Better Wells	Delivered 26 of top 100 Delaware Basin wells while only drilling 7% of the wells[2]
Optimized Design	Used less proppant than peers improving returns and minimizing parent-child impact[2]
Oil Hedges	Hedged 300 Mbod with three-way, costless collars
Midland Basin JV	Accelerating development of Midland Basin through JV with Ecopetrol
Board Addition	Added former energy and dividend buy-side portfolio manager to board

[1]Year to date annualized; see the reconciliation to comparable GAAP financial measures on our website
[2]Source: IHS Enerdeq as of 7/11/2019, horizontals >500ft with 6 months oil production available since January 2018.

4

Midland Basin Joint Venture with Ecopetrol

Midland Basin Strategic Partnership


Joint Venture Area
Occidental Acreage
Anadarko Acreage

Deal Structure

- Oxy and Ecopetrol entered strategic partnership to develop ~97,000 net acres in the Midland Basin
- JV ownership 51% Oxy / 49% Ecopetrol
- JV excludes existing wells – Oxy retains all current production and cash flow
- Ecopetrol to pay Oxy $750 MM at closing plus an additional $750 MM in carried capital
- Oxy to remain the operator of the acreage
- During carry period, Oxy will receive 51% of the JV's production; Ecopetrol will pay 75% of Oxy's share of capital expenditures

Benefits and Rationale

- Incremental production and cash flow to Oxy with minimal investment
- Enhances our strategic partnership with Ecopetrol
- Brings forward net present value of assets

5

 6 $0.00  $0.50  $1.00  $1.50  $2.00  $2.50  $3.00  $3.50  -  500  1,000  1,500  2,000  2,500  3,000  3,500  4,000  4,500  5,000    Dividends $ MM      2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E 2 Share Repurchases $ MM Dividends per Share $  Oxy Consistently Returns Capital to Shareholders  1 2002 through 2019 annualized  2 Assumes current shares outstanding as of 6/30/19 for 2H19 Note: 2013 dividend total adjusted to reflect that 1Q13 dividend was paid in 4Q12. 1H19 dividends per share reflects expected annual 2019 dividend payment.  $ MM Returned to Shareholders  Consecutive Dividend Growth Since 2002 - 11% CAGR1 Over 90% of Market Capitalization Returned to Shareholders Commitment to Strong Balance Sheet  11% Annualized TSR YTD since 2002  Dividends per Share  Over $34 B of Total Capital Returned Since 2002 Dividend Sustainable Long-term at $40 WTI

         7  Occidental Petroleum  Second Quarter HighlightsFinancial Summary and GuidanceTransaction Update & Closing Remarks

2Q19 Results

Core diluted EPS	$0.97
Reported diluted EPS	$0.84
2Q19 CFFO before working capital	$1.8 B
2Q19 capital expenditures	$1.2 B
Dividend payments	$0.6 B
Cash balance as of 06/30/19	$1.8 B
Total reported production (Boed)	741,000
Total Permian Resources production (Boed)	289,000

2Q19 Actual versus Guidance Midpoint Reconciliation	Boed
• Permian Resources execution and well productivity	+11,000
• Permian EOR unplanned maintenance	-2,000
• International:	
> Operational excellence and performance in Colombia and Al Hosn	+1,000
> PSC impact of lower prices	+2,000

OXY

Note: See the reconciliations to comparable GAAP financial measures on our website

8

 9    2019 Guidance  Oil & Gas SegmentFY 2019E Production> Total production of 718 - 729 Mboed> Permian Resources production of 283 - 287 Mboed> International production of 278 - 283 Mboed3Q19E Production> Total production of 725 - 739 Mboed> Permian Resources production of 289 - 297 Mboed> International production of 280 - 284 MboedInternational production is estimated at Brent 2019 calendar strip as of 7/25/2019Production Costs – FY 2019EDomestic Oil & Gas: ~$11.00 / boe  OxyChem  Corporate  Exploration Expense~$40 MM in 3Q19E~$130 MM in FY 2019EDD&A – FY 2019EOil & Gas: ~$13.00 / boeOxyChem and Midstream: $700 MMMidstream$150 - $200 MM pre-tax income in 3Q19E> Midland - MEH spread of $5.00 - $6.00 / Bbl$205 MM pre-tax income in 3Q19E$900 - $925 MM pre-tax income in FY 2019EFY 2019E Domestic tax rate: 21%FY 2019E International tax rate: 45%Interest expense of $230 MM in 3Q19E

 10    Note: As of July 31, 2019  2020 Oil Hedges   $25  $30  $35  $40  $45  $50  $55  $60  $65  $70  $75  $80  $25 $35 $45  $55  $65  $74.09  $85      Brent ($/bbl)  Realized Price ($/bbl)    Long Put$55    Short Put$45    Short Call$74.09    Objectives    Details  Hedging Program Reduces 2020 Breakeven to Low $40 WTI rangeHedged 300 Mbod with Three-Way Costless CollarsMaintain Upside Exposure  Three-Way Costless Collar  Realized$74.09 Realized$55  Realized Brent  Realized Brent + $10 Summary July 2019 derivative instruments  300  2020 SettlementThree-way collars (Oil MBBL/day)Average price per barrel (Brent oil pricing)Ceiling sold price (call) Floor purchase price (put) Floor sold price (put)  $ 74.09$ 55.00$ 45.00  300  2021 SettlementCall options sold (Oil MBBL/day)Average price per barrel (Brent oil pricing)Ceiling sold price (call)  $ 74.09

         11  Occidental Petroleum  Second Quarter HighlightsFinancial Summary and GuidanceTransaction Update & Closing Remarks

     12    Technical Leader in Shale, CO2 Enhanced Oil Recovery, and Low Carbon BusinessLow Cost Leader through Large Scale Portfolio of Complementary AssetsReturn of Capital Leader with World Class People, Assets, and Innovation  Positioned To Be The Innovative and Sustainable Energy Leader

Amplifies and Strengthens Our Value Proposition

Expected Metrics for Combined Company

- ✓ 2x FCF after dividend vs prior 2022 plan[1]
- ✓ 2021 FCF yield of 12%[2]
- ✓ 2x cash flow upside to oil price with breakeven at $40 WTI
- ✓ Expands cash margin ~10% by lowering cost[3]
- ✓ +10 B Boe of resource acquired at ~$2 per Boe[4]



[1]$60 WTI/$65 Brent and $3 MID-MEH differential. 2022 prior plan represents stand-alone Oxy as presented in 4Q 2018 earnings deck with capex of $5.2 B as compared to new combined company plan at $6.6 B.

[2]FCF yield defined as Free Cash Flow / market capitalization. Market cap assumption based on current share price and expected shares outstanding after APC acquisition. FCF based on $60 WTI CFFO less $6.6 B capex and preferred dividends but before common dividend.

[3]Based on lower combined operating costs and G&A post synergies.

[4]Based on APC acquisition cost, value of WES and APC's African assets, and APC's total domestic resource

OXY

13

 14    Premier, Complementary Global Asset Portfolio  Leading International Midstream Assets and MLP   #1 Producer in the Permian #1 in CO2 EOR Projects #1 Producer in the DJ Basin #1 Producer in the Uinta Basin #1 Independent Producer in Oman   #4 Producer in Gulf of Mexico Leading Position in Colombia Top 3 Producer of PVC, Chlorine, and Caustic Soda

Oxy's Combined Integrated Portfolio



Oil & Gas

Focused in world class basins with a history of maximizing recovery



OxyChem

Leading manufacturer of basic chemicals and significant cash generator



Midstream

Integrated infrastructure and marketing provides access to global markets

Permian Unconventional

- 1.6 MM net acres including premier Delaware Basin position
- Strategic infrastructure and logistics hub in place
- EOR advancements

Gulf of Mexico

- 10 Active operated platforms
- Significant free cash flow generation
- Sizeable inventory of remaining tie-back opportunities

Rockies

- Leading position in the DJ Basin
  - > 0.4 MM net acres including vast minerals position
  - > Largest producer in Colorado with significant free cash flow
- Emerging Powder River Basin
- Largest producer in Uinta Basin

1.3 MMboed[1] Combined Oxy Production


22%
259
31
533
142
334
78%
Permian
Rockies
Gulf of Mexico
South America
Middle East
Domestic
International

Permian Conventional

- 1.4 MM net acres
- Significant scale, technical capability, and low-decline production
- CCUS potential for economic growth and carbon reduction strategy

South America

- Premium position in Colombia
  - > TECA steamflood development
  - > Six new exploration blocks
  - > ~2 MM total gross acres
- South American deepwater exploration opportunities

Middle East

- High return opportunities in Oman
  - > 6 MM gross acres
  - > 17 identified horizons
- Developing ON-3 in U.A.E.
  - > 1.5 MM acres
  - > Between Al Hosn and Oman developments
- Al Hosn and Dolphin provide steady cash flow with low sustaining capex

OXY

[1] 4Q18 Net MMboed excluding Africa

15

Delaware Basin – Synergistic Assets



Oxy Aventine - Maintenance and Logistics Hub
Greater Sand Dunes
Delaware Basin
Greater Barilla Draw
Occidental Acreage
Anadarko Acreage
Delaware Basin Outline
NEW MEXICO
TEXAS
Depth to Wolfcamp (tvdss) c.i. 1000'

Oxy is competitively advantaged with experience in Delaware Basin geology and regional supply logistics

- Anadarko's acreage is located in the middle of Oxy's core development areas and on trend with Delaware Basin geology
- Anadarko's acreage is well positioned to benefit from Oxy's Aventine logistics supply hub

Oxy's Delaware Basin Wells Outperform Competitors

- Oxy has 26 of the top 100 wells in the Delaware Basin, based on 6 month cumulative oil production[1]
- Oxy has the highest average 6 month cumulative oil production of all Delaware Basin operators[1]
- Oxy's subsurface and operational experience together with supply logistics will extend competitively advantaged results to the Anadarko acreage

[1]Source: IHS Enerdeq as of 7/11/2019, horizontals >500ft with 6 months oil production available since January 2018

16

 17  0  5  10  15  20  25  30  OXY  Peer 1  Peer 2  Peer 3  Peer 4  Peer 5  APC  Peer 7  Peer 8  Peer 9  Peer 10  Peer 11  Peer 12  Peer 13  Peer 14  # of Top 100 Wells in the Delaware Basin  Leading Delaware Basin Operator  12 Month Cumulative Oil Top 100 2018 Wells2  6 Month Cumulative Oil Top 100 2018 Wells1  Oxy has 20%+ of the best wells, while only drilling 7% of total Delaware Basin wells    Oxy’s subsurface expertise delivers Basin leading wells for less cost:Competitors use 28% more proppant: >$500 M  0  5  10  15  20  OXYPeer 1Peer 2Peer 3Peer 4Peer 5Peer 6Peer 7Peer 8Peer 9Peer 10Peer 11Peer 12Peer 13Peer 14Peer 15Peer 16Peer 17Peer 18Peer 19Peer 20Peer 21  # of Top 100 Wells in the Delaware Basin  1Source: IHS Enerdeq as of 7/11/2019, horizontals >500ft with 6 months oil production available since January 2018. Peers in Top 100 include: APC, COP, CXO, DVN, EOG, FANG, Mewbourne, MTDR, NBL, PDC, RDS, WPX, XEC, XOM2Source: IHS Enerdeq as of 7/11/2019, horizontals >500ft with 12 months oil production available since January 2018. Peers in Top 100 include: BP, BTA OIL, CPE, CRZO, CVX, CXO, DVN, EOG, FANG, Felix Energy, HK, JAG, Mewbourne, NBL, PDC, PE, RDS, ROSE, WPX, XEC, XOMNote: All of Oxy’s wells that made the top 100 wells for 6 months and also had at least 12 months of public data made the list of top wells in the 12 month chart.

   18    0  50  100  150  200  250  120  150  180  Permian Resources Hz Unconventional Well Performance  Basin Leading Improvement in Well Performance  4D Frac ModelingSeismic and Geomechanical CharacterizationCustomized Section DevelopmentNext Generation Well DesignsTier 1 Investment Strategy  2015  2016  2017  180 Day Cum Improvement +147% from 2015 to 2018 +25% from 2017 to 20182018  0 30 60Note: Data includes all horizontal Permian unconventional wells online in each year  Cumulative Mboe  90Days  2019  90 Day Cum Improvement +220% from 2015 to 2019 +22% from 2018 to 2019

Permian Execution Excellence

Subsurface Technical Excellence	Basin-leading Wells
Operational Efficiency & Speed	D&C Outperformance
Logistics & Strategic Relationships	Aventine Logistics Hub
Infrastructure Investment	Leader in Water Recycling
Production Transport & Realizations	Oil Terminal & Secure Takeaway
Enhanced Oil Recovery	Unconventional & CCUS Leadership

OXY

Permian Resources

- Next generation 4D frac model enhancing landing, spacing, and minimizing parent child impacts
  - Oxy has the most top 100 wells in the Delaware Basin[1]
  - 220% productivity improvement from 2015 to 2019 YTD
  - 22% productivity improvement from 2018 to 2019 YTD
  - Over 90% of wells online YTD have an offset producing well
  - New Oxy record IP24 of 9,495 boed – New Mexico Pure Gold MDP1 29-17 Fed Com 1H
- Improved drilling feet per day 10% in 2Q19 vs 2018
  - Record well drilled in 11.5 days - 10k lateral
- Improved completions stages per day 36% 2Q19 vs 2018

Permian EOR

- Seminole Plant turn-around completed at 35% lower cost with 50% less impact to production than prior operator's plan
- Large-scale solar project online to supply EOR operations with emissions-free electricity while reducing costs

[1]Source: IHS Enerdeq as of 7/11/2019, horizontals >500ft with 6 months oil production available since January 2018

19

Scale and Expertise to Lead Energy into a Low Carbon Future

Implementing Low Carbon Business Strategy Across Oxy + Anadarko

- Advancing leading-edge, low carbon technologies and business solutions to create value for Oxy's businesses and customers
  - Leverages leadership in CO_2 enhanced oil recovery (EOR) for large scale anthropogenic (man-made) CO_2 capture
  - Match transformational technologies and business models with Oxy's development capability
- Dual objective – to enhance profitability of our business while meeting the challenge of reducing atmospheric GHG concentrations
  - Deploying CO_2 to improve reservoir recovery while reducing atmospheric CO_2
  - Entering higher growth markets through low carbon fuels, chemical products and CO_2 sequestration services
- Creating partnerships to advance economic development while setting the standard for a social license to operate



Low Carbon Business Opportunities
Low-carbon Impact
Time Horizon
Near Term
Increase use of anthropogenic CO2 from low-cost sources
Enable Occidental Permian EOR growth
Reduce scope 1 and 2 emissions through flaring minimization and low-carbon electricity
Medium Term
Expand commercially viable anthropogenic CO2 sources
Expansion of CO2 use in Permian unconventional and Rockies
Marketing low-carbon fuel
Long Term
Direct air capture (DAC)
Global CO2 capture and EOR projects
CO2 as chemical feedstock
CO2 to fuel applications

OXY

20

       21  Cash Flow Priorities for Combined Company    Maintain low cost production base      Maintenance Capital    Maintain and grow current dividend per share at a sustainable level      Sustainable Dividend    Commitment to deleveraging to align with historical credit metrics      Debt Reduction    Reduce combined capital spend to support annual production growth of 5%      Growth Capital    Repurchase shares once deleveraging is complete      Share Repurchase  Deleveraging target expected to be met primarily through asset sales as well as cash flow growth  Debt reduction will be prioritized over growth capital until deleveraging target is met

 22      Cash Flow ($ B)  Sustained Low Price Dividend Coverage at $40 WTI  2021 Cash Flow Breakeven at $40: Dividend Covered with Flat Production                  0  2  4  6  8  10  1Q19 Ann. CFFO @$40 WTI /$45 Brent  Midstream Spread Normalizedto $3  Asset Sales & PSC Expiry  Sustaining Capex  Synergy Capture  Dividend  Pref Div. & Add. Interest  Note: Cash Flow calculated as combined Oxy and APC (excluding cash flow generated by WES but including distributions) 1Q19 CFFO annualized. Price adjusted to $40 WTI / $45 Brent using cash flow sensitivity of$270 MM (pre-Africa sales) for every $1 change in the price of oil. MID-MEH Midstream spread of $9.78 normalized to $3 using gross cash flow sensitivity of $180 MM for every $1 change in the spread. PSC Expiry and Asset Sales includes impact of expected expiry of ISND and expected asset sales. Sustaining pre-synergy capex of $4.8 B. Synergies of $2 B captured in 2021. Dividend of $2.9 B. Assumed new debt issued with coupon of 4.5%. Excludes cash benefit of prior year 5% annual production growth.  Cash Flow Breakeven at $40 WTI/ $45 Brent

 23    Excess Cash Generation Above Breakeven  1Expected free cash flow net of taxes and after dividend payment. Sustaining capex of $3.9 B includes synergy capture. Referring to footnote on Slide 22, free cash flow calculated as combined Oxy and APC (excluding cash flow generated by WES but including distributions) using cash flow sensitivity of $255 MM pre-tax (post-Africa sale) for every $1 change in the price of oil.            $-  $2  $4  $6  $8  $40 $50 $60  $70  $ B  WTIBreakeven maintained at $40 WTI with $3.9 B sustaining capexHighly leveraged to oil price to generate significant excess cashAt greater than $50 WTI, production growth of 5% and capex of $6.6 B will be maintainedAt less than $50 WTI, production and capex will be moderated to stay within cash flow  Flat Production Capex $3.9 B  Production Growth 5% Capex $6.6 B  Production Growth 5% Capex $6.6 B  Production Growth 5% Capex $6.6 B  2021 Excess Cash Generation After Dividend1

Measures of Success

Milestones	2019
Divest $10 - 15+ B assets	• Advance close of Africa asset sale and Midland Basin JV • Continue to execute deleveraging strategy
Capture $2+ B annual cost synergies	• Launch procurement and supply chain optimization • Capital and operation efficiencies • Streamlined operations
$1.5 B capital reductions	• $400 MM capital reduction from Africa asset sale • Establish 2020 budget for reduced capital spend
Seamless transition	• Continuous focus on safety • Uninterrupted operations • Strong culture that emphasizes collaboration and results

24

Measures of Success

Milestones	2020+
Divest $10 - 15+ B assets	• Complete non-core asset divestitures
Capture $2+ B annual cost synergies	• SG&A optimization • Merge Oxy's distinctive operational expertise with differentiating APC practices for full synergy capture
$1.5 B capital reductions	• Returns-based capital allocation process • Reduce activity and high-grade development program to result in 5% annual production growth
Capital discipline	• Continue sector leading dividend growth strategy • Commitment to deleveraging to align with historical credit metrics • Target 20+% CROCE
Grow low carbon business	• Utilize CCUS expertise to enhance Oxy's business and reduce atmospheric greenhouse gas • Invest in technology and commercial projects to build new business opportunities within Oxy's low carbon strategic pathways • Carbon neutral aspiration

25

Innovative and Sustainable Energy Leadership

The New Oxy has greatly enhanced cash generating capability through commodity cycles

Low Cost Portfolio

- ✓ Complementary and low risk portfolio providing stable cash flow
- ✓ Large scale positions in areas of technical leadership
- ✓ Integrated business provides low full cycle cost

Returns Focused Capital Allocation

- ✓ Decades of high return and short cycle project inventory
- ✓ Moderated growth provides high-graded capital allocation
- ✓ Value based development provides revenue and cost synergies

Increasing Return of Capital

- ✓ Cash flow growth provides increased shareholder distributions
- ✓ Low risk to shareholder return through greater upside to oil price with low breakeven
- ✓ Accelerated deleveraging through non-core divestitures

Lower Carbon Future

- ✓ Leveraging CO_2 Enhanced Oil Recovery expertise
- ✓ Providing the market with innovative low carbon business solutions
- ✓ Economic and carbon impact through technology, projects, and technical services

26

     27    Appendix Contents  Oxy / Anadarko TransactionFinancial Information and GovernanceOil and Gas Updates

 28  APC shareholder vote on August 8th 2019 with closing anticipated shortly thereafter Issued synergy targets across asset and functional teams Made key real estate rationalization decisions Issued Oxy voluntary severance program (VSP) Initiated joint Oxy-Anadarko integration teams Initiated plans to integrate culture  Today  Deal Close (Day 1)  Energy Leader +  Build comprehensive understanding of current operating models and plan integration  Safely integrate, stabilize, and transform to deliver synergies and value proposition  Implement and sustain organization that aligns to deal strategy Integration Approach Progress Oxy and Anadarko Integration

 29    Key Day 1 Focus Areas    Day 1 Organizational Design    Retention of Key Talent    Employee Communication and Onboarding    Delegation of Authority    Readiness to Operate Assets Safely    Financial Reporting    IT Readiness and Connectivity    Critical Contractor Continuity

     30    Appendix Contents  Oxy / Anadarko TransactionFinancial Information and GovernanceOil and Gas Updates

Cash Flow Sensitivities Pre APC Acquisition

Oil & Gas

- Annualized cash flow changes ~$130 MM per ~$1.00 / bbl change in oil prices
  - ~$100 MM per ~$1.00 / bbl change in WTI prices
  - ~$30 MM per ~$1.00 / bbl change in Brent prices
- Annualized cash flow changes ~$35 MM per ~$0.50 / Mmbtu change in natural gas prices
- Annualized production changes 800 – 1,000 Boed per ~$1.00 / bbl change in Brent prices

OxyChem

- Annualized cash flow changes ~$30 MM per ~$10 / ton change in realized caustic soda prices

Midstream

- Annualized cash flow changes ~$45 MM per ~$0.25 / bbl change in Midland to MEH spread
  - ~35 day lag due to trade month

31

 32    2019 Cash Flow and Cash Balance Reconciliation                                  Beginning Cash Balance 01/01/19  CFFO Before Working Capital  Dividends  Share Repurchases Capital Expenditures  Working Capital / Other  Ending Cash Balance 06/30/19  ($0.2)  $3.0  ($2.5)  $3.6 ($1.2)  ($0.9)$1.8  $ B

Highly Skilled and Diverse Board Provides Strategic Oversight

Focused on Creating Shareholder Value

- ✓ Recently added Robert Shearer to the board
  - Over 35 years experience in securities and leading investment management firms
  - Former co-head of BlackRock's Equity Dividend team and a member of the Fundamental Equity Platform
  - Former portfolio manager for BlackRock Equity Dividend Fund and Natural Resources Trust
- ✓ Long history of returning cash to shareholders
- ✓ Annual board strategic reviews
- ✓ Strong corporate governance
- ✓ Actively engage with shareholders
- ✓ Track record of responsiveness
- ✓ Focused on emerging industry risks and opportunities
- ✓ Dedicated to environmental and sustainability matters
- ✓ Meaningful director stock ownership guidelines

Years of Service



4
4
2
0-5
6-10
11-15
# of Years of Service

Independence



9 of 10
Directors are
Independent

Diversity



Gender
30%
40%
Diverse
10%
Ethnicity

3 Women on the Board

33

     34    Appendix Contents  Oxy / Anadarko TransactionFinancial Information and GovernanceOil and Gas Updates

Delaware Basin – Development Expertise

Oxy's Subsurface Expertise in the Delaware Basin Provides Significant Value Opportunity

- Leading subsurface and development concepts that can be quickly applied to new acreage to increase value
  - > Geomechnical and petrophysical workflows used to customize development for local subsurface characteristics
  - > Application of proven strategies and technologies from our Greater Sand Dunes and Greater Barilla Draw areas
  - > Acceleration of cash flow through superior well results
  - > Full section development to maximize value per acre

Drilling and Completion Optimization

- Oxy expects to capture at least $900 MM annually in 2021 in capex synergies
  - > Development drilling for pad and zipper frac savings
  - > Use of logistics hub to utilize supply chain efficiencies
  - > Customized stimulation designs based on 4D frac models
  - > Improved well design to maximize pump efficiency and stage effectiveness
  - > Oxy Drilling Dynamics – proprietary physics based approach to optimizing drilling performance


Greater Sand Dunes
6,000 ft
Brushy Canyon
Avalon
1st Bone Spring
2nd Bone Spring
3rd Bone Spring
Wolfcamp X-Y
Wolfcamp A
Wolfcamp D
Proven Economic
Delineating

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36    Oxy’s Play Leading Delaware Basin Performance      Average 6 Month Cumulative Oil by Operator  Oxy’s Subsurface Knowledge, Data Analytics and Execution Drive Basin Leading Results  Top Delaware Basin Operator  > Highest 6 month cumulative oil production in the Delaware Basin> Peers use 26% more proppant incurring incremental cost per well and increased parent/child risk  Performance Drives Value  > 25% improvement to well productivity creates~$2.4 MM NPV10 per well1> Lower proppant loading results in >$500 M savings per well                                  0  20  40  60  80  100  120  140  160  OXYPeer 1Peer 2Peer 3Peer 4Peer 5Peer 6Peer 7Peer 8Peer 9Peer 10Peer 11APCPeer 13Peer 14  Cumulative Mbo  Source: IHS Enerdeq as of 7/11/2019, horizontals >500ft with 6 months oil production available since January 2018.1NPV calculations based on $55 WTI and $3.00 NYMEX, assumes 100% WI and 25% Royalty Burden, improvement calculated from average of peer data on chart. Peers include: APC, COP, CXO, DVN, EOG, FANG, Mewbourne, MTDR, NBL, PDC, RDS, WPX, XEC, XOM.